Exhibit 10.1

April 25, 2014

Christian A. Brickman

Re:                             Employment Offer

Dear Chris:

We are pleased to offer you the position of President and Chief Operating Officer, Sally Beauty Holdings, Inc. at a bi-weekly salary of $25,384.62 ($660,000.00 annualized).  The position will report to Gary Winterhalter.  We look forward to you joining the organization on June 2, 2014.

We will recommend to the Compensation Committee of the Board of Directors that you participate in our Management Incentive Plan (“MIP”) for fiscal year 2015, with an initial 80% award potential level.  The MIP is an incentive plan with a targeted award of a stipulated percentage of annual base salary based on the attainment of pre-established corporate and individual performance metrics.  The plan provides for upside and downside leverage based on the actual attainment of performance metrics.  All incentive plans and their terms, including actual payments, are at the discretion of the Compensation Committee of the Board of Directors.  The fiscal year 2015 MIP begins October 1, 2014.  We will recommend to the Compensation Committee that, for fiscal year 2015, you be guaranteed a payment equal to 50% of your target award opportunity, payable at the same time participants are normally paid.

We will also recommend to the Compensation Committee that you receive a Restricted Stock Award (RSA) with an intrinsic value of $2,100,000 and a Non-Qualified Stock Option (NQSOP) grant with an intrinsic value of $1,100,000.  The grant of the RSA and NQSOP is subject to the Compensation Committee’s approval, and such awards will be subject to the terms and conditions of the Sally Beauty Holdings, Inc. Omnibus Incentive Plan and your individual award agreements.  We expect the grant date of the awards to be the date you commence employment with us.  The exercise price of the NQSOP will be equal to our closing stock price on the date of grant.  In addition, at our October 2014 Compensation Committee meeting, we intend to request an additional long term incentive award for you with an intrinsic value equal to 75% of the intrinsic value of the normal annual award granted by the Compensation Committee to Gary Winterhalter in his capacity as Chief Executive Officer.

Sally offers a number of attractive benefit plans.  You become eligible to participate in group benefit plans on the first of the month following 60 days of service.  The company will pay you a lump sum equivalent of the cost to continue your COBRA coverage between your start date and the effective date of the SBH Group Insurance Plan.  Group benefit plans include: medical and dental insurance, prescription drug card, vision insurance, short-term disability, long-term disability, and basic life insurance.  Paid sick leave, paid jury duty, direct deposit, tuition reimbursement, and paid vacation will be available to you.  Upon reporting to work, you will be given 4 weeks of vacation with immediate eligibility for use plus you will begin to accrue vacation at a rate of four weeks per year which will be eligible for use as accrued.  In addition, you are eligible for supplemental long-term disability and supplemental life insurance.  Sally also offers a 401(k) Plan which you can immediately participate in upon hire.  The company match to the 401(k) Plan begins after one year of service and it is contributed each pay period with immediate vesting.  Sally offers the Employees’

Profit Sharing Plan with participation beginning the first of the quarter following your completion of 12 months of service.  Some of the plans require you to elect participation and require an employee contribution.  You will have an annual benefit of $600 per year for the reimbursement of a physical exam. You will be given details of these plans during your orientation, and, of course, the terms of the plans govern over this short summary. Please be advised that, from time to time, we may review the benefits we offer to our employees, and the benefits outlined in this letter may be changed or eliminated.

You will be eligible for relocation assistance in calendar year 2014 (plus a tax gross-up on such amount) if you choose to move to the Denton area.

If, prior to April 30, 2015, your employment is terminated by the Company without Cause, or by you with Good Reason (as such terms are defined herein), and provided you execute a separation and release of claims/covenant not to sue agreement in the form provided by Sally (the “Release Agreement”) and such Release Agreement is not revoked within the revocation period specified in the Release Agreement, then you will be entitled to:

(i)  an annual bonus for the year in which your date of termination occurs, equal to (1) the bonus, if any, that would have been earned for such year if you had remained employed for the remainder of the year, based on actual performance under applicable financial metrics, (2) multiplied by a fraction, the numerator of which is the number of days you worked during such fiscal year and the denominator of which is 365, payable at the time that annual bonuses are paid to peer executives, or such later date as may be required pursuant to Section 409A as described in Appendix A hereto;

(ii)  a severance payment equal to two times the sum of your then-current base salary and target annual bonus, payable in approximately equal monthly installments during the 24-month period following your date of termination, commencing on the first payroll date to occur after the 60th day following your date of termination, or such later date as may be required pursuant to Section 409A as described in Appendix A hereto; and

(iii)  if you elect to continue participation in any group medical, dental, vision and/or prescription drug plan benefits to which your and your eligible dependents would be entitled under COBRA, then for a period of 18 months after your date of termination (the “Benefits Continuation Period”), we will pay the excess of (1) the COBRA cost of such coverage over (2) the amount that you would have had to pay for such coverage if you had remained employed during the Benefits Continuation Period and paid the active employee rate for such coverage, provided, however, that (A) if you become eligible to receive group health benefits under a program of a subsequent employer or otherwise (including coverage available to your spouse), our obligation to pay any portion of the cost of health coverage as described herein will cease, except as otherwise provided by law; (B) the Benefits Continuation Period will run concurrently with any period for which you are eligible to elect health coverage under COBRA; (C) during the Benefits Continuation Period, the benefits provided in any one calendar year shall not affect the amount of benefits provided in any other calendar year (other than the effect of any overall coverage benefits under the applicable plans); (D) the reimbursement of an eligible taxable expense shall be made as soon as practicable but not later than December 31 of the year following the year in which the expense was incurred; and (E) your rights pursuant to this paragraph shall not be subject to liquidation or exchange for another benefit.

For purposes of this offer letter, “Cause” means (1) your material breach of your duties and responsibilities (other than as a result of incapacity due to physical or mental illness) which is demonstrably willful and deliberate on your part, and which is committed in bad faith or without reasonable belief that such breach is in the best interests of Sally and which is not remedied in a reasonable period of time after your receipt of written notice from Sally specifying such breach, or (2) your commission of a felony involving moral turpitude.  For purposes of this offer letter, “Good Reason” means the failure by Sally’s Board of Directors to promote you to Chief Executive Officer by April 30, 2015.

If your employment is terminated (A) following April 30, 2015 for any reason, or (B) at any time on account of your death or disability, or by Sally for Cause or by you without Good Reason, Sally shall have no further obligations to you or your legal representatives under this offer letter.

This letter is an offer of employment, not an employment contract.  It does not guarantee employment through any specific date, nor does it guarantee any specific term or condition of employment.  All employment at Sally Beauty Holdings, Inc. is on an “at will” basis.  As an employee of the Company, you will be required to agree to and sign the Company’s Workplace Resolution Program and Mutual Agreement to Arbitrate Claims.

Please be advised that this offer of employment is contingent on you not being subject to any restrictive covenants which would impact your ability to perform the services contemplated (or you having delivered us an effective waiver thereof).  By signing below, you are confirming to us that you are not presently subject to or otherwise bound by a non-compete, non-solicit, confidentiality or similar restriction with any person with respect to any prior or existing employment, investment or other relationship.

Chris, we look forward to you joining us as part of the Sally Beauty Holdings, Inc. team.  I feel that you will be an excellent addition to our team and a key contributor to our continued growth and success.

Please don’t hesitate to call me if you have any questions on this offer of employment.

Sincerely,

/s/ Gary Winterhalter
Chairman, President and Chief Executive Officer
Sally Beauty Holdings, Inc.

CC:                          Mary Steen

Matt Haltom

I hereby acknowledge that I have read, understand and agree to the foregoing.

April 25, 2014	/s/ Christian A. Brickman
Date	Christian A. Brickman

April 25, 2014	/s/ Gary Winterhalter
Date	Gary Winterhalter
Chairman, President and Chief Executive Officer
Sally Beauty Holdings, Inc.

Appendix A

Code Section 409A

(a)                                 This offer letter shall be interpreted and administered in a manner so that any amount or benefit payable hereunder shall be paid or provided in a manner that is either exempt from or compliant with the requirements of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) and applicable Internal Revenue Service guidance and Treasury Regulations issued thereunder. Nevertheless, the tax treatment of the benefits provided under the offer letter is not warranted or guaranteed.  Neither the Company nor its directors, officers, employees or advisers shall be held liable for any taxes, interest, penalties or other monetary amounts owed by you as a result of the application of Section 409A of the Code.

(b)                                 Notwithstanding anything in this offer letter to the contrary, to the extent that any amount or benefit that would constitute non-exempt “deferred compensation” for purposes of Section 409A of the Code (“Non-Exempt Deferred Compensation”) would otherwise be payable or distributable hereunder by reason of your termination of employment, such Non-Exempt Deferred Compensation will not be payable or distributable to you unless the circumstances giving rise to such termination of employment meet any description or definition of “separation from service” in Section 409A of the Code and applicable regulations (without giving effect to any elective provisions that may be available under such definition).  This provision does not affect the dollar amount or prohibit the vesting of any Non-Exempt Deferred Compensation upon a termination of employment, however defined.  If this provision prevents the payment or distribution of any Non-Exempt Deferred Compensation, such payment or distribution shall be made at the time and in the form that would have applied absent the non-409A-conforming event.

(c)                                  Notwithstanding anything in this offer letter to the contrary, if any amount or benefit that would constitute Non-Exempt Deferred Compensation would otherwise be payable or distributable under this offer letter by reason of your separation from service during a period in which you are a Specified Employee (as defined below), then, subject to any permissible acceleration of payment by the Company under Treas. Reg. Section 1.409A-3(j)(4)(ii) (domestic relations order), (j)(4)(iii) (conflicts of interest), or (j)(4)(vi) (payment of employment taxes): (i) the amount of such Non-Exempt Deferred Compensation that would otherwise be payable during the six-month period immediately following your separation from service will be accumulated through and paid or provided on the first day of the seventh month following your separation from service (or, if you die during such period, within 30 days after your death) (in either case, the “Required Delay Period”); and (ii) the normal payment or distribution schedule for any remaining payments or distributions will resume at the end of the Required Delay Period.

(d)                                 Each payment of termination benefits under this offer letter shall be considered a separate payment, as described in Treas. Reg. Section 1.409A-2(b)(2), for purposes of Section 409A of the Code.

(e)                                  Whenever in this offer letter a payment or benefit is conditioned on your execution of a release of claims, such release must be executed and all revocation periods shall have expired within 60 days after your date of termination; failing which such payment or benefit shall be forfeited.  If such payment or benefit constitutes Non-Exempt Deferred Compensation, then, subject to subsection (c) above, such payment or benefit (including any installment payments) that would have otherwise been payable during such 60-day period shall be accumulated and paid on the 60th day after your date of termination provided such release shall have been executed and such revocation periods shall have expired.  If such payment or benefit is exempt from Section 409A of the Code, the Company may elect to make or commence payment at any time during such period.

(f)                                   The Company shall have the sole authority to make any accelerated distribution permissible under Treas. Reg. Section 1.409A-3(j)(4) to you of deferred amounts, provided that such distribution meets the requirements of Treas. Reg. Section 1.409A-3(j)(4).